

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 8, 2007

Mr. Harry M. Stokes
Chief Financial Officer
InforMedix Holdings, Inc.
Georgetowne Park
5880 Hubbard Drive
Rockville, MD 20852-4821

      RE: **InforMedix Holdings, Inc.**
             Form 8-K dated October 26, 2007
             Filed November 6, 2007
             File No. 000-50221

Dear Mr. Stokes:

      We have reviewed your filing (filings) and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 8-K filed November 6, 2007

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that "they would not be retained as the Company's independent auditors…" as that wording is unclear to a reader.

2. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to the date of dismissal, resignation or declination. It appears that date is somewhere between the date of notification and the date the successor accountants were engaged, October 26, 2007 and November 1, 2007, respectively. See Item 304(a)(1)(IV) of Regulation S-K.

3. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement, November 1, 2007.

4. Include a letter from the former accountants addressing the revised disclosures in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant